UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  INTRAC, INC.

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    46116Y307
                                  CUSIP Number

                                December 7, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  46116Y307
                                                                     Page 2 of 5

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

            LINDSAY A. ROSENWALD, M.D.

2     Check the Appropriate Box If a Member of a Group *

                                            a.     [  ]
                                            b.     [  ]

3     SEC Use Only

4     Citizenship or Place of Organization

            UNITED STATES

                  5      Sole Voting Power
  Number of              4,211,737
    Shares
 Beneficially     6      Shared Voting Power
   Owned By              386,610
     Each
  Reporting       7      Sole Dispositive Power
    Person               4,211,737
     With
                  8      Shared Dispositive Power
                         386,610

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                       4,598,347

10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

                       [  ]

11    Percent of Class Represented By Amount in Row (9)

                       17.9%

12    Type of Reporting Person *

                       IN

* see instructions before filling out

CUSIP No.  46116Y307
                                                                     PAGE 3 OF 5


ITEM 1(a)     NAME OF ISSUER:

              Intrac, Inc.. (the "Issuer")

ITEM 1(b)     ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   130 West 42nd Street
                   12th Floor
                   New York, NY  10036

ITEM 2(a)     NAME OF PERSON FILING:

              Lindsay A. Rosenwald, M.D. (the "Reporting Person").

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   c/o Paramount BioCapital Investments, LLC
                   787 Seventh Avenue, 48th Floor
                   New York, NY 10036

ITEM 2(c)     CITIZENSHIP:
              The Reporting Person is a citizen of the United States.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock (the "Shares").

ITEM 2(e)     CUSIP NUMBER:

              46116Y307

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              This Item 3 is not applicable.

ITEM 4.       OWNERSHIP:

ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:

              As of December 17, 2004, the Reporting Person beneficially owned 4,598,347 Shares, consisting of (i) 2,230,673 Shares held directly by the Reporting Person; (ii) 1,981,064 Shares held by the Reporting Person's wife for the benefit of his minor children, over which Shares the Reporting Person may be deemed to have sole voting and dispositive power, although Dr. Rosenwald disclaims beneficial ownership of such Shares except with regard to his pecuniary interest therein, if any; and
              (iii) 386,610 Shares held by Horiozon BioMedial Ventures, LLC, of which the Reporting Person is managing member.

CUSIP No.  46116Y307
                                                                     PAGE 4 OF 5


ITEM 4(b)     PERCENT OF CLASS:

              See Item 11 of the cover page.

ITEM 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)   Sole power to vote or direct the vote:                      Please see Item 5 of the cover
                                                                          page.
        (ii)  Shared power to vote or to direct the vote                  Please see Item 6 of the cover
                                                                          page.
        (iii) Sole power to dispose or to direct the disposition of       Please see Item 7 of the cover
                                                                          page.
        (iv)  Shared power to dispose or to direct the disposition of     Please see Item 8 of the cover
                                                                          page.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              This Item 5 is not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              See Item 4 Above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              This Item 7 is not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              This Item 8 is not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                December 21, 2004

                                --------------------------
                                Lindsay A. Rosenwald, M.D.